LINNCO, LLC

LINN ENERGY, LLC

600 Travis, Suite 5100

Houston, Texas 77002

November 12, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Anne Nguyen Parker, Branch Chief
Division of Corporation Finance

Re:	LinnCo, LLC
Linn Energy, LLC
Registration Statement on Form S-4 (as amended)
File No. 333-187484

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, LinnCo, LLC (“LinnCo”) and Linn Energy, LLC (“LINN” and, together with LinnCo, the “Registrants”) respectfully request acceleration of the effective date of the above-captioned Registration Statement to 12:00 p.m., Washington, D.C. time, on November 14, 2013, or as soon as practicable thereafter.

The Registrants hereby acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LINNCO, LLC

By:	/s/ Candice J. Wells
Candice J. Wells
Vice President, General Counsel and
Corporate Secretary

LINN ENERGY, LLC

By:	/s/ Candice J. Wells
Candice J. Wells
Vice President, General Counsel and
Corporate Secretary

cc:	Michael E. Dillard, Latham & Watkins LLP
Sean T. Wheeler, Latham & Watkins LLP
Daniel A. Neff, Wachtell, Lipton, Rosen & Katz
David K. Lam, Wachtell, Lipton, Rosen & Katz